Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

July 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Mail Stop 4561

Re:	L-1 Identity Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33002

Dear Mr. Krikorian:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission our response to the Staff’s letter dated June 23, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-33002, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Part II
Item 5. Market for Registrant’s Common Equity…, page 33

1.
We note your response to prior comment 1, regarding presentation in your Form 10-K of the information required by Item 201(d) of Regulation S-K.  We continue to believe that you should amend your Form 10-K in this regard.  While we understand that you have included the required information, in the required format, in Item 5 of your most recent Form 10-Q, we note that investors would not necessarily look to Item 5 of a subsequently-filed quarterly report for this information.  Furthermore, while we note your representation that the notes to the financial statements in your Form 10-K contain a substantial amount of the information required by Item 201(d), presentation of this data should be made in your Form 10-K in the specified tabular format.

U.S. Securities and Exchange Commission
July 2, 2010

In response to the Staff’s comment the Company will file, simultaneously with the transmission of this response letter, an amendment to its Annual Report on Form 10-K for the year ended December 31, 2009 to provide the information required by Item 201(d) of Regulation S-K in the specified tabular format in Part II, Item 5.

Part III (incorporated by reference to Definitive Proxy Statement filed on March 16, 2010)
Item 13. Certain Relationship and Related Transactions and Director Independence
Retention of Stone Key Partners LLC, page 52
2.
We note your response to prior comment 5, regarding your related person transaction with Mr. Urfirer.  Please confirm that you will disclose in future filings that the fee payable to the advisors would be less than 1.5% of the transaction value.  Please also tell us, and confirm that you will disclose in future filings, Mr. Urfirer’s specific interest in the transaction attributable to his status as a co-owner of Stone Key and its affiliates.  See Item 404(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company confirms that it will disclose in its future filings (i) that the fee payable to the advisors in connection with the transaction would be less than 1.5% of the transaction value, (ii) the additional information regarding the advisory fee structure described in our June 4, 2010 response letter to the Staff and (iii) that Mr. Urfirer does not have a specific interest in the transaction attributable to his status as a co-owner of Stone Key Partners LLC (“Stone Key”) and its affiliates, as described to the Staff below.

The Staff is supplementally advised that Mr. Urfirer has informed the Company that he has no specific interest in any fees paid to Stone Key in connection with the transaction attributable to his status as a co-owner of Stone Key and its affiliates or otherwise.  He will not receive any commission, direct participation or similar payment in connection with Stone Key's receipt of any fees.  In his capacity as an employee of Stone Key’s parent company, Stone Key Group LLC (“SKG”), Mr. Urfirer receives a salary from SKG which is not based on fees.   In addition, in his capacity as the holder of a minority investment in SKG, Mr. Urfirer is entitled to a minority percentage of SKG’s profits (i.e., a percentage of the difference between SKG’s total revenues and its total expenses).  If SKG earns a profit in any particular fiscal year, based on the totality of its business activities, Mr. Urfirer may receive a payment from SKG, the amount of which will depend on SKG's capital structure and other commitments in existence at that time.

U.S. Securities and Exchange Commission
July 2, 2010

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen
Marita A. Makinen

cc:
Robert V. LaPenta, L-1 Identity Solutions, Inc.
Mark S. Molina, Esq., L-1 Identity Solutions, Inc.